Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

May 28, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom

Re: Office Depot, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 20, 2013

File No. 001-10948

Dear Ms. Ransom:

On behalf of Office Depot, Inc. (the “Company” or “Office Depot”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 24, 2013 (the “Comment Letter”) relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-10948, filed on May 20, 2013 (the “Revised Preliminary Proxy Statement”), which addressed comments of the Staff of the Commission contained in a letter dated May 17, 2013. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Revised Preliminary Proxy Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting an amended Revised Preliminary Proxy Statement on Schedule 14A, for filing under the Securities Exchange Act of 1934 (the “Amended Revised Preliminary Proxy Statement”). The Amended Revised Preliminary Proxy Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Revised Preliminary Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amended Revised Preliminary Proxy Statement that has been marked to show changes made to the Revised Preliminary Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amended Revised Preliminary Proxy Statement, as filed via EDGAR submission concurrently with this letter and dated May 28, 2013.

Reasons to Reject the Starboard Consent Proposals, page 5

1.	We note your response to comment 6 in our letter dated May 17, 2013 and reissue this comment in part. Please disclose in your consent statement additional support for your statement on page 7 that based upon management’s expectations, the proposed merger with OfficeMax is expected to result in annual cost synergies in the range of $400-400 million by the third year following the close of the merger. Please provide disclosure regarding how management arrived at the $400-600 million figure and the types of cost synergies that are included in the range that you have provided.

The Company has revised the statement indicated on page 7.

2.	We note your response to comment 9 in our letter dated May 17, 2013 and reissue this comment in part. Please revise the disclosure on page 8 to include under Proposal 1 whether you have adopted any bylaws that would be subject to repeal under the Proposal.

The Company has revised the statement indicated on page 8.

Solicitation of Consent Revocations, page 15

3.	We note your response to comment 10 in our letter dated May 17, 2013. Please confirm to us your understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c).

The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

On behalf of Office Depot, Inc. (the “Company”) and in connection with the filing of the amended Preliminary Revised Proxy Statement on Schedule 14 (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OFFICE DEPOT, INC.

By:	/s/ Elisa D. Garcia C.
Name: Elisa D. Garcia C. Title: Executive Vice President, General Counsel and Corporate Secretary